AMN HEALTHCARE SERVICES, INC.

2999 Olympus Boulevard, Suite 500

Dallas, TX 75019

December 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attn:	Stephen Kim and Lyn Shenk

RE:	AMN Healthcare Services, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 File No. 001-16753

Dear Mr. Kim and Ms. Shenk:

This letter sets forth the response of AMN Healthcare Services, Inc. (the “Company,” “AMN,” “we” or “us”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Company on November 12, 2024, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses by the Registrant.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 26

1.	We note your response to prior comment 3 and your belief that changes in metrics, rather than the absolutes of the metrics, are most relevant. To clarify, our prior comment sought quantification of the impact on revenue of factors to which changes are attributed, rather than quantification of the underlying metrics themselves. As an example, you attributed the change in nurse and allied solutions segment revenue to factors including changes in average number of travelers on assignment, average bill rate, and billable hours. These factors pertain to changes in price and volume. Please supplement your disclosure to quantify, in absolute dollars, the impact of factors to which changes are attributed, including changes in price, volume, and acquisitions. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company intends to revise its disclosures by quantifying, in absolute dollars, the impact of factors to which changes in its metrics are attributed, including changes in price, volume, and acquisitions, as applicable.

A sample of the Company’s proposed disclosure revisions appear below for the information previously presented in the Form 10-K, with additions to the Company’s existing disclosure shown in double underline and deletions shown as ~~strikethroughs~~.

Comparison of Results for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Revenue. Revenue decreased 28% to $3,789.3 million for 2023 from $5,243.2 million for 2022, attributable to a decline in revenue across our segments with the greatest decline in our nurse and allied solutions segment.

Nurse and allied solutions segment revenue decreased 34% to $2,624.5 million for 2023 from $3,982.5 million for 2022. The $1,357.9 million decrease was primarily attributable to a $624.5 million decline driven by a 17% decrease in the average number of travelers on assignment, a $560.7 million decline driven by an approximately 15% decrease in the average bill rate, a $120.1 million decline driven by a 3% decrease in billable hours during the year ended December 31, 2023, and an approximately $99.0 million decrease in labor disruption revenue.

Physician and leadership solutions segment revenue decreased 4% to $669.7 million for 2023 from $697.9 million for 2022. The $28.2 million decrease was attributable to lower revenue in our interim leadership, physician permanent placement and executive search businesses, which was partially offset by higher revenue in our locum tenens business. Revenue in our locum tenens business grew $36.7 million (or 9%) during 2023 primarily due to the favorable impact of $42.2 million as a result of a 10% increase in the revenue per day filled on an organic basis and additional revenue of $13.2 million in connection with the MSDR acquisition, partially offset by a $18.7 million decline driven by a 4% decrease in the number of days filled on an organic basis. ~~Our~~As a result of declining demand, revenue in our interim leadership business experienced ~~an~~a decline of $47.9 million (or approximately 26% ~~decline~~), while our physician permanent placement and executive search businesses declined $17.0 million (or 20%) during 2023.

Technology and workforce solutions segment revenue decreased 12% to $495.0 million for 2023 from $562.8 million for 2022. The $67.8 million decrease was primarily attributable to a decline within our VMS business, partially offset by growth within our language services business. Revenue for our VMS business declined $96.2 million (or 36%) for similar reasons as nurse and allied solutions segment revenue, while our language services business grew $44.0 million (or 20%) primarily due to growth of $52.1 million as a result of a 24% increase in minutes during 2023.

For 2023 and 2022, revenue under our MSP arrangements comprised approximately 54% and 64% of our consolidated revenue, 72% and 81% for nurse and allied solutions segment revenue, 20% and 18% for physician and leadership solutions segment revenue, and 2% and 2% of our technology and workforce solutions segment revenue, respectively.

(j) Insurance Reserves, page 45

2.	We note your response to prior comment 5. You state you provide professional liability coverage as part of your service offering to clients. You disclose in note (j) Insurance Reserves, that this expense in included in selling, general, and administrative expenses in the statement of comprehensive income. Given that professional liability coverage is part of your service offering to clients, please explain your basis for classifying the expense as SG&A rather than cost of revenue.

Response:

The Company respectfully acknowledges the Staff’s comment.

As disclosed in the section titled “Critical Accounting Policies and Estimates,” in Part II, Item 7 of the Form 10-K, the majority of the Company’s accrual for professional liability consists of incurred but not yet reported (“IBNR”) losses. The IBNR losses represent cumulative losses from professional liability claims since the occurrence date through the end of the reporting period, and are estimated based on semi-annual actuarial studies obtained by the Company. Expense recognized for the Company’s accrual for professional liability, inclusive of adjustments to the accrual based on each semi-annual actuarial study, was $5.5 million, $7.2 million and $7.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The average time between the occurrence and final resolution of the Company’s professional liability claims is approximately 5 years. Therefore, the ultimate settlement of the Company’s professional liability claims may vary significantly from the Company’s estimates if future changes in claim frequency or severity differ from historical trends and actuarial assumptions. Such changes could have a material effect on the Company’s consolidated financial condition or results of operations. This is different from expenses for workers compensation for healthcare professionals, which is generally correlated to period payroll expense, and which the Company therefore recognizes in cost of revenue. Classifying the expense recognized for the Company’s professional liability accrual, inclusive of actuarial adjustments, as cost of revenue could cause noticeable fluctuations in the Company’s reported gross margin that are not correlated to period revenue, particularly at the reportable segment level. In the Company’s view, this presentation could also cause confusion among the Company’s investors and would not be aligned with the goals of cost of sales by analogy to Accounting Standards Codification Topic 330, Inventory, and paragraph number QC4 of FASB Concept Statement No. 8, i.e., to (a) match costs to related revenues, (b) apply cost of sales treatment consistently across accounting periods, and (c) create comparable financials that provide investors useful information.

The Company believes it would not be representationally faithful of the underlying economics to recognize the expense for the Company’s professional liability accrual (inclusive of actuarial adjustments) in gross margin due to the lack of correlation to period revenue. Therefore, the Company has elected to classify the expense as selling, general and administrative expenses in the statement of comprehensive income.

Notes to Consolidated Financial Statements

(k) Revenue Recognition, page 45

3.	We note your response to prior comment 6. You state you record revenue on a gross basis with respect to both (a) direct staffing of locum tenens physicians, and (b) language services business’ utilization of contract interpreters. We assume, based on your disclosure on page 2, that both of these categories of revenue are derived from non-employees.

Please provide us with your analysis of principal versus agent considerations under ASC 606 for of these two categories, or non-employee portions thereof as applicable. In your response, please tell us:

•	The specified goods or services (as determined from the end consumer's perspective), including your consideration of the “distinct" guidance in paragraphs 25-19 to 25-22 if there are multiple specified goods or services
•	The relevant contractual terms (rights and obligations) between you and both the end consumer and the other party involved in providing the specified goods or services (i.e., the supplier)
•	Based solely on the definition of control in paragraph 25-25 and the explanation of how control is obtained in paragraph 55-37A, your assessment of whether and how you controlled the specified goods or services before transferred to the end consumer
•	If control was not clear based on the above guidance and you required additional evidence to reach a control conclusion:
o	Your assessment of each of the following indicators of control in paragraph 55-39 and all other relevant facts and circumstances:
▪	Primary responsibility for fulfillment
▪	Inventory risk
▪	Discretion in pricing
o	Your assessment of whether and how evidence related to these indicators of control supported that you controlled the specified good or service before transferred to the end consumer

If there are multiple specified goods or services, provide the information in the third and fourth bullets separately for each specified good or service.

Response:

The Company respectfully acknowledges the Staff’s comment.

In response to the first portion of the Staff’s comment, we confirm that both categories of revenue (direct staffing of locum tenens physicians and language services business’ utilization of contract interpreters) are derived from non-employee independent contractors.

Below, the Company has provided its analysis of principal versus agent considerations applicable under ASC 606 for each category of revenue, with each paragraph setting forth the Company’s response to each sequential bullet in the Staff’s comment above.

Direct Staffing of Locum Tenens Physicians

The Company’s locum tenens staffing services consist of providing the Company’s clients with professional services by locum tenens physicians on a temporary assignment basis. An application of the “distinct” guidance in paragraphs 25-19 through 25-22 is not required as this does not consist of multiple services.

The Company first contracts with its clients to provide the temporary locum tenens staffing services, and subsequently contracts with the locum tenens physicians who will perform the services. The locum tenens physicians are typically designated as independent contractors of the Company, as expressly noted in the Company’s service contracts with its clients of the locum tenens services. The Company sources, credentials and contracts directly with the locum tenens physicians as independent contractors in accordance with applicable legal requirements. Typically, the Company’s clients are billed based on negotiated hourly rates for services provided by the locum tenens professionals. The Company maintains separate obligations and contractual relationships with its clients and locum tenens physicians.

The Company contracts directly with the locum tenens physicians upon matching them with open positions under client contracts, giving the Company control over the specified services prior to transfer to the Company’s clients, in accordance with paragraph 25-25. Specifically, consistent with Example 46A in paragraph 55-324E, the Company has the ability to direct the locum tenens physicians to provide the services on its behalf to clients in accordance with paragraph 55-37A(b).

Accordingly, control by the Company is clear based on the definition in paragraph 25-25 and guidance in paragraph 55-37A. However, even if the Company were required to conduct a further analysis under paragraph 55-39, the factors in that section support that the Company acts as principal in the transaction for revenue recognition purposes:

•	Contrary to a managed services program (“MSP”) relationship that involves a third-party subcontractor, in the case of direct staffing of locums tenens physicians, the Company is primarily responsible for fulfilling the promise to provide the locum tenens staffing services to its clients, which is evidenced by the fact that the Company is responsible for resolving issues with clients related to the services provided; and
•	The Company has discretion in establishing prices for its locum tenens staffing services to its clients and separately negotiates compensation arrangements with locum tenens physicians.

The fact that the Company has mitigated its inventory risk with respect to the service by contracting with locum tenens physicians after executing its contracts with its clients does not preclude the Company from determining that it has obtained control of the service before transfer to its clients.

Given the foregoing factors, the Company has concluded that it acts as a principal with respect to its direct staffing of locum tenens physicians.

Language Services Business’ Utilization of Contract Interpreters

The Company’s language services business provides remote interpreting (“VRI”) and over-the-phone interpreting (“OPI”) services to the Company’s clients for patient-provider interactions, with the ultimate objective of providing access to healthcare interpretation services to providers of the Company’s clients. The management and scheduling of VRI and OPI services, along with the delivery of interpretation services, are supported by the Company’s proprietary technology platforms, which enable real-time routing of video and audio calls for the Company’s clients’ providers to connect directly with a medically qualified interpreter. VRI services are accessible on any device and OPI services are similarly enabled by, and delivered along with, the technology platforms. In consideration of the “distinct” guidance in paragraphs 25-19 through 25-22, the VRI and OPI services, which include the technology platforms, along with the interpretation services are accounted for as a single, combined performance obligation as (a) the control of each promised service transfers over the same period of time and (b) the pattern of transfer of control for each promised service is the same.

The Company contracts with its clients to provide interpretation services, which define the price and scope of services. Separately, the Company supplements its employee workforce of medically qualified interpreters by engaging third-party interpreters (“contract interpreters”) to provide VRI and OPI services to its clients. Pursuant to the terms of the Company’s contracts with its contract interpreters, contract interpreters must be available for video and audio calls to perform the interpretation services.

When a VRI or OPI encounter is initiated by a provider of a client of the Company, the Company has the discretion to route the video or audio call to either one of its employee interpreters or a contractor interpreter to provide the interpretation services on the Company’s behalf. When utilizing contract interpreters to provide VRI and OPI services, the Company provides the significant service of integrating the interpretation services and the proprietary technology platforms (i.e., the inputs) into the VRI/OPI service (a single, combined performance obligation) for which the Company’s clients have contracted directly with the Company. Accordingly, the Company has control of all the inputs, including the services provided by contract interpreters, that are part of the Company’s performance obligation to its clients, satisfying the criteria of paragraph 55-37A.

Accordingly, control by the Company is clear based on the definition in paragraph 25-25 and guidance in paragraph 55-37A. However, even if the Company were required to conduct a further analysis under paragraph 55-39, the factors in that section support that the Company is a principal in the transaction for revenue recognition purposes:

•	The Company has the primary responsibility for providing the interpretation services, which is evidenced by the fact that (a) contract interpreters are hired solely by the Company with the Company’s client neither having knowledge of nor discretion in the hiring process, and (b) the Company is responsible for resolving issues with its clients related to the services provided;
•	Although there is no specific inventory risk, the Company is obliged to pay the contract interpreter even if the Company’s client fails to pay; and
•	The Company has discretion in establishing prices with its clients and separately negotiates arrangements with contract interpreters.

Given the foregoing factors, the Company has concluded that it acts as a principal with respect to VRI and OPI services provided by contract interpreters.

Note 1 - Summary of Significant Accounting Policies

(1) Accounts Receivable, page 46

4.	We note your response to prior comment 7. In regard to the $27 million increase in the provision for credit losses for the year ended December 31, 2022, you state the portion attributed to the macroeconomic outlook is immaterial to your financial statements. As previously requested, please tell us the current status of your views with regard to uncertainty regarding other customers due to the macroeconomic outlook. Please also quantify for us the portion of the provision you recognized in 2022 related to the macroeconomic outlook at the time.

Response:

The Company respectfully acknowledges the Staff’s comment.

The Company does not currently consider the macroeconomic outlook and its expected effect on the collectability of cash flows to be a significant risk to the Company’s accounts receivable from other customers. Our current assessment of the macroeconomic environment considers that while hospitals and health systems have continued to face significant financial headwinds and high borrowing costs over the past several years, the Federal Reserve’s recent interest rate reductions (and any future cuts) may offer the Company’s clients improved access to capital and opportunities to refinance existing debt, which has the potential to favorably impact the collectability of the Company’s accounts receivable. In addition, the Company believes that its historical write-off experience, in addition to its assessment of known client liquidity risks, continues to be a reasonable basis on which to estimate expected credit losses. At this time, the Company does not expect that the current macroeconomic outlook will drive a materially higher loss rate over the life of the Company’s receivables.

The Company’s provision for expected credit losses recognized in 2022 included $10 million related to the macroeconomic outlook, $14 million related to concerns with a specific customer’s ability to meet its financial obligations at that time, and approximately $3 million related to the Company’s estimate for expected credit losses based on the Company’s historical write-off experience and other specifically identified clients with liquidity risks. Since December 31, 2022, the $10 million related to macroeconomic outlook at that time has substantially developed into receivables with uncertain collectability at this time (e.g., additional clients with identified liquidity risks). Therefore, the Company considers the foregoing outlook to be properly accounted for in its current allowance for expected credit losses.

* * * * *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact me at 858-350-3271 or Doug Nix at 405-795-9214.

Very truly yours,

/s/ Brian M. Scott
Brian M. Scott
Chief Financial and Operating Officer